EXHIBIT 99.1

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel

Notice of Results of Extraordinary General Meeting of Shareholders

Kamada Ltd. (the “Company”) today announced that all of the proposals submitted for shareholder approval were duly approved at its Extraordinary General Meeting of Shareholders held on January 28, 2014 in Ness Ziona, Israel (the “Meeting”).  Accordingly, at the Meeting, shareholders of the Company approved the following:

(i)
The adoption of an amended compensation policy with respect to the terms of service and employment of the Company’s office holders, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

(ii)	The re-election of Dr. Abraham Havron as an outside director (within the meaning of the Israeli Companies Law) for an additional three-year term.

(iii)	The election of Dr. Estery Giloz-Ran as an outside director (within the meaning of the Israeli Companies Law) for an initial three-year term.

(iv)	The authorization of the Company’s entering into an indemnification agreement with Dr. Estery Giloz-Ran.

(v)	The grant of options to the Company’s outside directors, including Dr. Estery Giloz-Ran.

(vi)
The grant of options to each of the Company’s directors, other than its outside directors (within the meaning of the Israeli Companies Law), the chairman of its board of directors and its chief executive officer.

(vii)	The grant of options to Mr. Leon Recanati, the chairman of the board of directors of the Company.

(viii)	The updated compensation terms (including the grant of options) for Mr. David Tsur, the Company’s chief executive officer and a director.

January 28, 2014